Tanzanian Royalty Exploration Corporation

82 Richmond Street West,

Suite 208,

Toronto, ON, Canada M5C 1P1

August 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Tanzanian Royalty Exploration Corporation
Registration Statement on Form F-3 (No. 333- 226949)
Request for Acceleration
	Requested Date:	September 5, 2018
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Tanzanian Royalty Exploration Corporation hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333- 226949) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on September 5, 2018, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel Daniel B. Eng of Lewis Brisbois at (415) 262-8508.

Very Truly Yours,
Tanzanian Royalty Exploration Corporation

/s/ James Sinclair
James Sinclair,
Executive Chairman